Fitmedia Inc.
File No. 333-124872

304B-338 West 8th Ave Vancouver, BC V5Y 3X2 Canada Tel (604) 723 0954 Fax (604 876 1047 www.fimedia.net

November 1, 2005

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Mr. Riedler:

Re:	Fitmedia Inc. (the “Company”)
Registration Statement on Form SB-2
Filed May 13, 2005
File No. 333-124872

At this time we respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Thursday, November 3, 2005 at 9:00 am EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require any further information.

Yours truly,

/s/ Timothy Crottey

Timothy Crottey
President and Chief Executive Officer